FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July 2006


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                  Thistle House
                                4 Burnaby Street
                                 Hamilton HM 11
                                     Bermuda
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F[__]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 1 is a copy of the press release issued by Nordic American Tanker Shipping Limited (the "Company") on July 17, 2006, announcing that it has agreed to buy its tenth ship.




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[GRAPHIC OMITTED]


Exhibit 1

Nordic American Tanker Shipping Ltd. (NAT) - (NYSE: NAT) agrees to buy its tenth ship

Hamilton, Bermuda, July 17, 2006

Nordic American Tanker Shipping Ltd. (the "Company" or "NAT") today announced that the Company has agreed to acquire its tenth Suezmax vessel, a 150,000 dwt double-hull tanker built in a first class Far Eastern shipyard in 2003, for a purchase price of $80.9 million. The vessel is expected to be delivered from the seller no later than November 2006.

This acquisition represents a milestone for the Company, increasing its total tonnage above 1.5 million dwt and making it one of the largest owners of double hull Suezmax tonnage in the world. The acquisition of the new vessel will make our fleet one of the youngest Suezmax fleets in the industry. The new vessel will be operated in the spot market or on spot market-related charters, like eight of our current nine vessels.

Herbjorn Hansson,  the Company's Chairman and Chief Executive  Officer,  stated:
"We are confident that this, our tenth vessel, will be accretive both to dividends and earnings per share. Therefore, dividends and earnings per share can be expected to be higher than had this vessel not been acquired. NAT is committed to continuing to build upon its unique and successful operating model in which the elements of full dividend payout and accretive growth are central. We may well make further acquisitions later this year."




            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions,
including  without  limitation,   our  management's  examination  of  historical
operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.


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Contacts:
                     Scandic American Shipping Ltd
                     Manager for:
                     Nordic American Tanker Shipping Ltd.
                     P.O Box 56, 3201 Sandefjord, Norway
                     Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com
                                                    -----------------------

                     Web-site:  www.nat.bm

                     Rolf Amundsen
                     Investor Relations
                     Nordic American Tanker Shipping Ltd.
                     Tel: +1 800 601 9079 or + 47 908 26 906

                     Herbjorn Hansson
                     Chairman & CEO
                     Nordic American Tanker Shipping Ltd.
                     Tel:  +1 866 805 9504 or + 47 901 46 291





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SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)



Dated:  July 17, 2006                     By:  /s/ Herbjorn Hansson
                                               ---------------------------
                                               Herbjorn Hansson
                                               Chairman, Chief Executive Officer
                                               and President


SK 01318 0002 686993
7/17/06